SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COPEL GERAÇÃO E TRANSMISSÃO S.A.

(Companhia Aberta)

Corporate Taxpayer’s ID (CNPJ/MF): 04.370.282/0001-70

Company Registry (NIRE): 41300019240

DISTANCE VOTING INSTRUCTION

ANNUAL DEBENTURE HOLDERS' MEETING FOR THE 4TH (FOURFH) ISSUE OF SIMPLE, NON-CONVERTIBLE DEBENTURES INTO SHARES, OF THE UNSECURED TYPE, IN A SINGLE SERIES AND WITH ADDITIONAL GUARANTEES, FOR PUBLIC DISTRIBUTION WITH RESTRICTED DISTRIBUTION EFFORTS, OF COPEL GERAÇÃO E TRANSMISSÃO S.A., TO BE HELD ON THE FIRST CALL ON SEPTEMBER 11, 2020, OR EVEN ON THE EVENTUAL SECOND CALL AND / OR EVENTUAL REOPENINGS

Name/Denomination of the Debenture Holder:
Debenture Holder CPF / CNPJ:
Debenture Holder's Email:
Phone for contact:

Capitalized terms used in this remote voting instruction (“Remote Voting Instruction”) of the General Meeting of Debenture Holders (“AGD”) of the 4th (Fourth) Issue of Simple Debentures, Not Convertible into Shares, Unsecured, With Additional Fidejussory Guarantee, in a Single Series, for Public Distribution, With Restricted Efforts, from Copel Geração e Transmissão SA (“Company”), to be held on the first call on September 11, 2020, at 10:00 am, as per notice notice published on August 26, 27 and 28, 2020 (“Call Notice”), which are not defined herein have the meaning assigned to them in the Call Notice.

FILLING GUIDELINES

For this Distance Voting Instruction to be considered valid and the votes cast here to be counted in the AGD:

(i) all fields, including the name and full name of the Debenture Holder and the CPF or CNPJ number, as well as an electronic address and telephone number for any contacts must be filled out;

(ii) the vote must be marked in only one of the fields (approval, rejection or abstention);

(iii) at the end, the Debenture Holder or his / her legal representative (s) must sign this Remote

Voting Instruction; and

(iv) the delivery of this Remote Voting Instruction must comply with the applicable regulations, as well as the guidelines below.

GUIDELINES FOR SUBMITTING THE DISTANCE VOTING INSTRUCTION

The Debenture Holder who chooses to exercise his voting right by filling out and sending a remote voting instruction must send the documents indicated below, according to the following guidelines, to the Company's care, to the email ri@copel.com , and the Fiduciary Agent, to the email assembleias@pentagonotrustee.com.br:

(i) Distance Voting Instruction duly completed, initialed and signed with digital certification or notarized; and

(ii) Copy of the following documents, as applicable:

(a) when an individual: valid identity document with photo (Identity Card General Registry (RG), National Driver's License (CNH), passport, identity cards issued by professional councils and functional cards issued by Public Administration bodies , provided they contain a photo of the holder);

(b) when a legal entity: (I) last bylaws or consolidated social contract, duly registered with the competent commercial board; (II) corporate documents that prove the Debenture Holder's legal representation, including minutes of election of the executive board and minutes of election of the board of directors, if installed; and (III) valid identity document with photo of the legal representative;

(c) when an investment fund: (I) the last consolidated regulation of the fund; (II) bylaws or articles of association of its administrator or manager, as the case may be, observing the fund's voting policy and corporate documents that prove the powers of representation; and (III) valid identity document with photo of the legal representative;

(d) if any of the Debenture Holders indicated in subparagraphs (a) to (c) above is to be represented by a proxy, in addition to the respective documents indicated above, a proxy with specific powers must be forwarded to their representation at the AGD, with notarization if by particular instrument.

For participation by proxy, the granting of powers of representation must have been carried out less than 1 (one) year ago, under the terms of article 126, § 1, of Law no. 6,404, of December 15, 1976, as amended and in force.

Notification and apostille or consularization of documents issued abroad will not be required. Any and all documents in a foreign language must be accompanied by the respective translation into Portuguese.

Only the Remote Voting Instructions received by the Company and the Fiduciary Agent will be considered valid, accompanied by the documents necessary for participation in the AGD,

preferably up to 2 (two) days before the date of the AGD, that is, until September 9, 2020 (inclusive).

If the Company and the Fiduciary Agent receive more than one Distance Voting Instruction from the same Debenture Holder, the most recent Distance Voting Instruction sent by such Debenture Holder will be considered for the purposes of counting votes at the AGD.

The Remote Voting Instruction and accompanying documents must comply with the PDF format and the limit of up to 25 MB for sending attachments by e-mail.

The effective date of receipt of the vote will be the date of receipt, by the Company, of the Remote Voting Instruction and all accompanying documents, in electronic format, as indicated above. If the Distance Voting Instruction is eventually forwarded and is not fully completed or is not accompanied by the supporting documents indicated above, it will be disregarded and the Debenture Holder will be informed, by the Company, of such disregard through the e-mail address indicated in the Distance Voting Instruction.

The Debenture Holder who sends the Remote Voting Instruction and it is considered valid will not need to access the link for AGD's digital participation, its participation and vote being automatically counted, without prejudice to the possibility of its simple participation in AGD, in as provided for in article 3, paragraph 4, item I, of CVM Instruction no. 625, of May 14, 2020 (“ICVM 625”). However, the Distance Voting Instruction previously sent by such a Debenture Holder or by his legal representative will be disregarded, if he participates in the AGD through access to the link and, cumulatively, expresses his vote during the AGD, as provided in article 3, § 4, item II, in article 7, paragraph 1, and in article 9, item I, all of ICVM 625.

The Company is available to provide any additional clarifications that may be necessary.

RESOLUTIONS

Voting:

(i)                  the prior consent for the sale of the share control of Copel Telecomunicações S.A. by the Guarantor (“Operation”), as provided for in clause 7.1, “(i)” and “(j)” of the Deed of Issue;

[ ] Approve [ ] Reject [ ] Abstain

(ii)                 in case of approval of item (i) above, approve the waiver of the right to declare the early maturity of the obligations assumed by the Company and the Guarantor within the scope of the Deed of Issue, as a result of the implementation of the Transaction or even, due to of possible default or early maturity of other debts of the Company, the Guarantor and / or its subsidiaries in connection with the implementation of the Transaction, pursuant to clause 7.1, items (f) and (g) of the Issue Deed; and

[ ] Approve [ ] Reject [ ] Abstain

(iii)               the authorization for the Company and the Fiduciary Agent to jointly perform any and all acts and sign any and all documents necessary for the purpose of formalizing the resolution described in items (i) and (ii) above, if approved.

[ ] Approve [ ] Reject [ ] Abstain

Local:
Date:
Signature:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 27, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.